02018692

AB 3/7

3/22/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER
8- 53344

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2002
WASH. D.C.

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/10/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Shattuck Hammond Partners LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue, Suite 2950
(No. and Street)

New York, (City) New York (State) 10111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lorenti (212) 314-0318
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3-22-02

# OATH OR AFFIRMATION

I, Richard Lorenti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shattuck Hammond Partners LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Jo-Ann Commesso
Notary Public, State of New York
No. 01CO6054251
Qualified in Nassau County
Commission Expires January 29, 2003

Signature

Chief Financial Officer
Title

Notary Public
Feb. 11, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

**SHATTUCK HAMMOND PARTNERS LLC**

December 31, 2001

# CONTENTS

# REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Members of
**Shattuck Hammond Partners LLC**

We have audited the accompanying statement of financial condition of Shattuck Hammond Partners LLC (the "Company") as of December 31, 2001, and the related statements of income, changes in members' capital, and cash flows for the period from October 10, 2001 (commencement of operations) to December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shattuck Hammond Partners LLC as of December 31, 2001, and the results of its operations and its cash flows for the period from October 10, 2001 (commencement of operations) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
January 21, 2002

60 Broad Street
New York, NY 10004
**T** 212.422.1000
**F** 212.422.0144
**W** www.grantthornton.com

Shattuck Hammond Partners LLC

## STATEMENT OF FINANCIAL CONDITION

December 31, 2001
(expressed in United States dollars)

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $3,966,753 |
| Investment banking and advisory fees receivable | 2,350,400 |
| Other receivables | 1,273,481 |
| Furniture and equipment (net of accumulated depreciation of $20,853) | 252,107 |
| Other assets | 304,277 |
| Total assets | $8,147,018 |

### LIABILITIES AND MEMBERS' CAPITAL

| | |
|---|---|
| Accounts payable | $ 140,701 |
| Accrued expenses | 1,006,317 |
| | 1,147,018 |
| Commitments | |
| Members' capital | 7,000,000 |
| Total liabilities and members' capital | $8,147,018 |

*The accompanying notes are an integral part of this statement.*

Shattuck Hammond Partners LLC

## STATEMENT OF INCOME

Period from October 10, 2001 (commencement of operations) to December 31, 2001
(expressed in United States dollars)

| | |
|---|---|
| Revenues | |
| Advisory fees | $ 6,912,893 |
| Underwriting | 1,111,619 |
| Remarketing | 175,931 |
| Private placement income | 25,000 |
| Other income | 2,010,948 |
| | 10,236,391 |
| Operating expenses | |
| Compensation and benefits | 2,372,570 |
| Engagement expenses, net | 321,136 |
| Occupancy costs | 203,863 |
| Professional fees | 792,962 |
| General and administrative expenses | 329,698 |
| Marketing and advertising expenses | 149,948 |
| Telecommunication costs | 43,193 |
| Depreciation expense | 20,853 |
| Tax expense | 180,148 |
| | 4,414,371 |
| NET INCOME | $ 5,822,020 |

*The accompanying notes are an integral part of this statement.*

Shattuck Hammond Partners LLC

## STATEMENT OF CHANGES IN MEMBERS' CAPITAL

Period from October 10, 2001 (commencement of operations) to December 31, 2001
(expressed in United States dollars)

| | |
|---|---|
| Members' capital, beginning of period | $ - |
| Members' capital contributions | 7,000,000 |
| Members' capital withdrawals | (5,822,020) |
| Net income | 5,822,020 |
| Members' capital, end of period | $ 7,000,000 |

*The accompanying notes are an integral part of this statement.*

Shattuck Hammond Partners LLC

## STATEMENT OF CASH FLOWS

Period from October 10, 2001 (commencement of operations) to December 31, 2001
(expressed in United States dollars)

| | |
|---|---|
| Cash flows from operating activities | |
| Net income | $ 5,822,020 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Depreciation | 20,853 |
| Changes in operating assets and liabilities | |
| (Increase) decrease in operating assets | |
| Investment banking and advisory fees receivable | (2,350,400) |
| Other receivables | (1,273,481) |
| Other assets | (304,277) |
| Increase (decrease) in operating liabilities | |
| Accounts payable | 140,701 |
| Accrued expenses | 1,006,317 |
| Net cash provided by operating activities | 3,061,733 |
| Cash flows from investing activities | |
| Purchase of furniture and equipment | (272,960) |
| Net cash used in investing activities | (272,960) |
| Cash flows from financing activities | |
| Capital contributions | 7,000,000 |
| Capital withdrawals | (5,822,020) |
| Net cash provided by financing activities | 1,177,980 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 3,966,753 |
| Cash and cash equivalents at beginning of period | - |
| Cash and cash equivalents at end of period | $ 3,966,753 |

*The accompanying notes are an integral part of this statement.*

## NOTES TO FINANCIAL STATEMENTS

December 31, 2001
(expressed in United States dollars)

### NOTE A - GENERAL BUSINESS

Shattuck Hammond Partners LLC (the "Company") was formed on April 23, 2001 as a limited liability company under the laws of the state of Delaware. As such, its members' liability in the Company's obligations and debts shall be limited to the amount of their capital contributions. The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and became a member of the National Association of Securities Dealers, Inc. ("NASD") and the Municipal Securities Rulemaking Board ("MSRB") on October 10, 2001 (commencement of operations).

On May 18, 2001, the Company and PricewaterhouseCoopers Securities LLC ("PwCS") entered into an Asset Purchase Agreement for the purchase from PwCS of its "Healthcare," "Consumer & Industrial Products," and "Technology, Information, Communication and Entertainment" lines of business. This Asset Purchase Agreement transaction was structured as a disposition of certain assets, subject to the assumption of certain liabilities, relating to the disposed lines of business of PwCS. The transaction closed when, as per the agreement, the Company obtained its approval of the NASD on October 10, 2001. Per the agreement, prior to the closing of the transaction, the lines of business to be purchased continued to operate as PwCS divisions and were accounted for by PwCS so as to provide the Company the risks and benefits of the operations of the purchased lines of business. The Company recognized income of $1,976,288 for the final settlement of this transaction and it is reflected in other revenue in the statement of income. As of December 31, 2001, $1,273,008 remains unpaid and is included in other receivables on the statement of financial condition.

The Company engages in the investment banking business by providing financial advisory services to institutional customers, advising and arranging capital sourcing, mergers and acquisitions, and providing fairness opinions. Its activities also include the underwriting and placement of municipal securities and privately placing equity and debt securities on behalf of corporations, partnerships, business trusts and limited liability companies on a "firm commitment" or "best efforts" basis with clients located throughout the United States.

### NOTE B - SUMMARY OF ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

   Cash and cash equivalents include cash balances, money market funds and investments in overnight Federal funds maintained at financial institutions.

## NOTE B (continued)

2. *Investment Banking and Advisory Fees Revenue*

   Revenue from investment banking and advisory activities is recognized when performance is substantially completed. In connection with these activities, the Company receives retainer fees, generally nonrefundable, for services to be provided. Advisory services fees received in advance of performance are treated as deferred revenue.

3. *Furniture and Equipment*

   Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

4. *Income Taxes*

   No provision for Federal, state or city income taxes has been made since the Company is not a taxable entity and the members are individually liable for the taxes on their share of the Company's income or loss.

5. *Use of Estimates*

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE C - MEMBERS' CAPITAL

The Company's limited liability agreement calls for the Company's profits and losses to be allocated in the manner as stated in the agreement.

(expressed in United States dollars)

## NOTE D - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into underwriting commitments and other securities transactions as principal and agent. In the event counterparties are unable to fulfill contractual obligations, the Company is exposed to off-balance-sheet risk of loss on unsettled securities transactions.

The Company has established various procedures to manage credit exposure related to its transactions with off-balance-sheet risk, including credit approval and collateral requirements.

The Company is subject to credit risk at December 31, 2001, as substantially all of the cash and cash equivalents are held at one financial institution, The Bank of New York.

## NOTE E - COMMITMENTS

The Company occupies offices in various locations under operating leases expiring through 2011. Future minimum rental payments required under leases for premises are as follows:

| Fiscal year | |
|---|---|
| 2002 | $ 871,000 |
| 2003 | 824,000 |
| 2004 | 748,000 |
| 2005 | 681,000 |
| 2006 | 682,000 |
| Thereafter | 2,448,000 |
| | $6,254,000 |

Total rental expense for the period from October 10, 2001 (commencement of operations) to December 31, 2001 was $192,504.

## NOTE F - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of the NASD and MSRB, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 of the Act. The Company is required to maintain minimum net capital, as defined, of 12-1/2% of aggregate indebtedness or $100,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2001, the Company had net capital of $2,764,851, which exceeded minimum net capital requirements by $2,621,474.

# SUPPLEMENTARY INFORMATION

Shattuck Hammond Partners LLC

## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

| | |
|---|---|
| Net capital | |
| Members' capital | $7,000,000 |
| Deductions and/or charges: | |
| Nonallowable assets | |
| Investment banking and advisory fees receivable | 2,350,400 |
| Furniture and equipment | 252,107 |
| Other receivables | 1,273,481 |
| Other assets | 304,277 |
| | 4,180,265 |
| Net capital before haircuts on securities positions | 2,819,735 |
| Haircuts on securities | |
| Other securities | 54,884 |
| Net capital | 2,764,851 |
| Minimum net capital requirement - the greater of 12-1/2% of aggregate indebtedness of $1,147,018 or $100,000 | 143,377 |
| Excess net capital | $2,621,474 |
| Ratio of aggregate indebtedness to net capital | 0.41 to 1 |
| Schedule of aggregate indebtedness | |
| Accounts payable | $ 140,701 |
| Accrued expenses | 1,006,317 |
| | $1,147,018 |

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

Shattuck Hammond Partners LLC

## STATEMENT REGARDING RULE 15c3-3

December 31, 2001

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

60 Broad Street
New York, New York 10004
**Tel:** 212 422-1000
**Fax: 212 422-0144**
www.grantthornton.com